October 7, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street NE

Washington, D.C. 20549

Attn:	Kathleen Krebs
Alexandra Barone

Re:	Request to Withdraw Registration Statement on Form F-1
Filed August 6, 2026
File No. 333-298042

Dear Mses. Krebs and Barone:

Siyata PTT. (the “Company”) respectfully requests, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), the immediate withdrawal of its registration statement on Form F-1 (File No. 333-298042), initially filed with the Securities and Exchange Commission (the “Commission”) on August 6, 2026, together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement has not been declared effective and no securities of the Company were sold in connection with the proposed offering.

The Company also requests that, in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or require further information regarding this request for withdrawal, please do not hesitate to contact Scot Foley, Sichenzia Ross Ference Carmel LLP, at (212) 930-9700, ext. 851.

Very truly yours,

/s/ Marc Seelenfreund
Marc Seelenfreund
Chief Executive Officer
Siyata PTT